Exhibit 99.1

INVESTOR CONTACT:	MEDIA CONTACT:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403 Niamh Lyons Ph: 353-1-663-3602

Elan Announces Date of 2009 Annual General Meeting and Changes in Board of
Directors

Vaughn Bryson, Richard Pilnik and Jack Schuler to Join the Elan Board

DUBLIN, IRELAND -- June 11, 2009 -- Elan Corporation, plc (NYSE: ELN) today announced the date of its 2009 Annual General Meeting (“the AGM”) and changes in the composition of its Board of Directors.

Annual General Meeting
The 2009 AGM will be held in Dublin on  July 16, 2009 at 10:00 a.m., British Summer Time (BST).  The Notice of the Annual General Meeting will be sent to shareholders shortly.

Board changes
Elan announced that it will propose the election of three new directors to the Company’s Board, effective from the close of the 2009 AGM.  Mr. Vaughn D. Bryson and Mr. Jack W. Schuler will join director nominee Mr. Richard D. Pilnik, whose appointment to the Elan Board was previously announced on May 12, 2009, as non-executive directors of the Company.

Mr. Kyran McLaughlin, Chairman of the Board, stated, “Vaughn, Richard and Jack will bring a wealth of management experience and strategic insights to our Board of Directors, and all three will greatly strengthen the commercial pharmaceutical experience on the Elan Board.  We look forward to working closely with these new directors for the benefit of all Elan shareholders.”

In conjunction with the proposed election of the three new directors, Elan announced the retirement of Floyd Bloom, Ann Gray and Dennis Selkoe from the Company’s Board of Directors at the forthcoming AGM.

Of the retiring directors, McLaughlin said, “Floyd, Ann and Dennis, combined, have been key members of the Elan Board for 23 years and helped guide the Company through some very important times. We thank them for their many years of service on the Elan

Board and are delighted that Floyd and Dennis will maintain their association with the Company by continuing to serve on the Science & Technology Committee.”

Mr. Vaughn D. Bryson
Mr. Bryson (70) has over 40 years of experience as an executive, a director and advisor in the healthcare industry.  He spent 32 years with Eli Lilly and Co. completing his career there as President and Chief Executive Officer.  From April 1994 to December 1996, Mr. Bryson was Vice Chairman of Vector Securities International, a healthcare focused investment banking firm.  Mr. Bryson was President of Life Science Advisors, LLC, a healthcare consulting company from 1995 to 2004.  He has served on the board of directors of many public and private companies including Eli Lilly & Co., Amylin Pharmaceuticals Inc., Quintiles Transnational and Chiron Corporation. Mr. Bryson received a BS in Pharmacy from the University of North Carolina and completed the Sloan Program at the Stanford University Graduate School of Business Administration.

Mr. Richard D. Pilnik
Mr. Pilnik, (52), brings extensive industry experience to Elan, having served in several leadership positions during his 25-year career at Eli Lilly and Company. Most recently at Eli Lilly, Mr. Pilnik served as Group Vice President and Chief Marketing Officer, where he was directly responsible for commercial strategy, market research and medical marketing. Prior to that, Mr. Pilnik served as President of Eli Lilly Europe, Middle East, Africa and the Commonwealth of Independent States (CIS), a regional organization of former Soviet Republics, where he oversaw 50 countries and positioned Eli Lilly as the fastest growing pharmaceutical company in the region. Mr. Pilnik also held several marketing and sales management positions in the United States, Europe and Latin America during his tenure at Eli Lilly. Currently, Mr. Pilnik serves as President of Innovex, the commercial group of Quintiles Transnational Corp., which is a global pioneer in pharmaceutical services. Mr. Pilnik holds a BA from Duke University and an MBA from the Kellogg School of Management at Northwestern University.

Mr. Jack W. Schuler
Mr. Schuler (68) has nearly 40 years of experience as an executive, a director and investor in the healthcare industry.  He is currently a partner in Crabtree Partners, LLC, a private investment firm located in Lake Forest, Illinois and a director of Medtronic Inc., Quidel Corporate and Stericycle Inc. He spent 17 years at Abbott Laboratories, where he rose to the position of President and Chief Operating Officer.  Mr. Schuler left his executive role at Abbott Laboratories to help launch and grow several healthcare companies, including Ventana Medical Systems and Stericycle.  Mr. Schuler has also served as a member of the board of directors of ICOS Corporation, Chiron Corporation, Amgen Inc., and Abbott Laboratories.  Mr. Schuler holds a B.S. in Mechanical Engineering  from  Tufts University and an MBA from Stanford University Graduate School of Business.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

###